November 19, 2010

Via EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp.
Form 10-K for the fiscal year ended March 31, 2010
Filed on June 14, 20010

File No. 001-31810

Dear Mr. Krikorian:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), we acknowledge receipt of your facsimile letter dated November 2, 2010 by the Company.  The Company intends to respond to the letter by November 30, 2010.

Please feel free to contact me directly at (212) 808-7598 if you have any questions.

Sincerely,

/s/ Danielle C. Kersis
Danielle C. Kersis

cc: Adam M. Mizel
     Gary S. Loffredo